# Hibear

## Profit and Loss
### January - February, 2022

|  | TOTAL |
|---|---:|
| Income |  |
|   SALES | 90.00 |
|     Accessories | 585.00 |
|     Bottle Sales | 20,449.31 |
|     Discounts | -4,380.44 |
|     Shipping Income | 1,475.12 |
|     Soft Goods | 230.00 |
|   **Total SALES** | **18,448.99** |
| **Total Income** | **$18,448.99** |
| Cost of Goods Sold |  |
|   COGS - Shipping |  |
|     3PL | 7,108.13 |
|   **Total COGS - Shipping** | **7,108.13** |
|   Cost of Goods Sold | 169.40 |
| **Total Cost of Goods Sold** | **$7,277.53** |
| **GROSS PROFIT** | **$11,171.46** |
| Expenses |  |
|   Advertising & Marketing | 2,119.66 |
|     Advertising Software | 400.00 |
|     Content Production - Photo | 1,000.00 |
|     Paid Ad - Misc | 140.60 |
|     Paid Ads - Google Adwords | 52.96 |
|     Product Comps - Promo | 85.00 |
|   **Total Advertising & Marketing** | **3,798.22** |
|   Car & Truck |  |
|     Fuel | 122.24 |
|     Parking Fees | 1.50 |
|   **Total Car & Truck** | **123.74** |
|   Charitable Contributions | 300.00 |
|   Contractors | 428.54 |
|   Insurance |  |
|     General Liability Insurance | 1,347.20 |
|   **Total Insurance** | **1,347.20** |
|   Interest Paid |  |
|     Loan Interest | 598.25 |
|   **Total Interest Paid** | **598.25** |
|   Legal & Professional Services | 225.00 |
|     Accounting | 610.00 |
|   **Total Legal & Professional Services** | **835.00** |
|   Meals & Entertainment | 273.15 |

# Hibear

## Profit and Loss
January - February, 2022

|  | TOTAL |
|---|---:|
| Merchant Processing Fees | |
|   Amazon Fees | 18.72 |
|   PayPal Fees | 54.62 |
|   Shopify Fees | 155.54 |
| **Total Merchant Processing Fees** | **228.88** |
| Office Supplies & Software | |
|   Office Expenses | 0.00 |
|   Software | 46.64 |
| **Total Office Supplies & Software** | **46.64** |
| Payroll Expenses | |
|   Taxes | 969.22 |
|   Wages | 8,615.26 |
| **Total Payroll Expenses** | **9,584.48** |
| Postage | 391.95 |
| Product Warranty Expense | 80.00 |
| Rent & Lease | 150.00 |
| Taxes & Licenses | 669.14 |
| Uncategorized Expense | 933.41 |
| Utilities | |
|   Telephone & Internet | 358.26 |
| **Total Utilities** | **358.26** |
| **Total Expenses** | **$20,146.86** |
| NET OPERATING INCOME | $ -8,975.40 |
| NET INCOME | $ -8,975.40 |

# Hibear

## Balance Sheet
### As of February 28, 2022

|  | TOTAL |
|---|---|
| **ASSETS** | |
|   Current Assets | |
|   Bank Accounts | |
|    Amazon | 100.08 |
|    Bank Novo | 50,160.87 |
|    Facebook/Instagram | 514.72 |
|    Fidelity | 3,129.92 |
|    PayPal Bank | 679.63 |
|    Petty Cash | 1,490.60 |
|    Stripe | 0.00 |
|    Venmo | 275.00 |
|   **Total Bank Accounts** | **$56,350.82** |
|   Accounts Receivable | |
|    Accounts Receivable (A/R) | 7,997.77 |
|   **Total Accounts Receivable** | **$7,997.77** |
|   Other Current Assets | |
|    Inventory | |
|     Finished Goods-Inventory | 10,745.85 |
|     Work In Progress-Inventory | 80,579.90 |
|    **Total Inventory** | **91,325.75** |
|    Undeposited Funds | 4,718.08 |
|   **Total Other Current Assets** | **$96,043.83** |
|  **Total Current Assets** | **$160,392.42** |
|   Fixed Assets | |
|    Accumulated Depreciation | -4,930.68 |
|    Tooling | 34,514.79 |
|  **Total Fixed Assets** | **$29,584.11** |
|   Other Assets | |
|    Accumulated Amortization | -9,843.05 |
|    Organizational Costs | 6,446.00 |
|    Patents | 2,909.80 |
|    Start Up Costs | 138,165.36 |
|    Trademark | 1,025.60 |
|  **Total Other Assets** | **$138,703.71** |
| **TOTAL ASSETS** | **$328,680.24** |

# Hibear

## Balance Sheet
### As of February 28, 2022

|  | TOTAL |
|---|---:|
| **LIABILITIES AND EQUITY** | |
| Liabilities | |
| Current Liabilities | |
| Accounts Payable | |
| Accounts Payable (A/P) | 0.00 |
| **Total Accounts Payable** | **$0.00** |
| Credit Cards | |
| Credit card (0489) | 6,270.26 |
| Credit card (0497) | 179.02 |
| **Total Credit Cards** | **$6,449.28** |
| Other Current Liabilities | |
| CA Sales Tax Payable | -143.87 |
| California Income Tax Payable | 408.00 |
| Direct Deposit Payable | 0.00 |
| Due to Mark Tsigounis | 23.14 |
| EIDL Advance | 0.00 |
| Nevada Department of Taxation Payable | 58.17 |
| Payroll Liabilities | |
| CA PIT / SDI | 239.85 |
| Federal Taxes (941/944) | 0.00 |
| Federal Unemployment (940) | 51.70 |
| NV Unemployment Tax | 258.45 |
| **Total Payroll Liabilities** | **550.00** |
| **Total Other Current Liabilities** | **$895.44** |
| **Total Current Liabilities** | **$7,344.72** |
| Long-Term Liabilities | |
| Convertible Notes | |
| Albright & Associates P/S Plan | 10,000.00 |
| Dunseath Family 2017 Trust | 15,000.00 |
| Fund I, Reno Seed Advisors LP #1 | 50,000.00 |
| Fund I, Reno Seed Advisors LP #2 | 25,000.00 |
| Fund NV LLC | 30,000.00 |
| Joe Llewellyn | 10,000.00 |
| Newell Family 1999 Trust | 20,000.00 |
| Winfield Family Trust | 10,000.00 |
| Wong Family Revocable Trust | 10,000.00 |
| **Total Convertible Notes** | **180,000.00** |
| Prepaid Sales | 0.00 |
| Indiegogo Sales | 0.00 |
| Kickstarter Sales | 0.00 |
| Prepaid Shipping | 0.00 |

# Hibear

## Balance Sheet
### As of February 28, 2022

| | TOTAL |
|---|---|
| **Total Prepaid Sales** | **0.00** |
| SBA Loan (UMW) | 116,292.28 |
| **Total Long-Term Liabilities** | **$296,292.28** |
| **Total Liabilities** | **$303,637.00** |
| Equity | |
| Common Stock | 728.00 |
| Opening Balance Equity | 0.00 |
| Owner's Investment | 0.00 |
| Owner's Pay & Personal Expenses | 0.00 |
| Retained Earnings | 33,290.64 |
| Net Income | -8,975.40 |
| **Total Equity** | **$25,043.24** |
| **TOTAL LIABILITIES AND EQUITY** | **$328,680.24** |

# Hibear

## Statement of Cash Flows
### January - February, 2022

| | TOTAL |
|---|---|
| OPERATING ACTIVITIES | |
| Net Income | -8,975.40 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | |
| Accounts Receivable (A/R) | 31.72 |
| Inventory:Finished Goods-Inventory | 165.00 |
| Inventory:Work In Progress-Inventory | -53,113.85 |
| Accounts Payable (A/P) | -1,910.38 |
| Credit card (0489) | 299.85 |
| Credit card (0497) | 179.02 |
| CA Sales Tax Payable | -492.42 |
| Direct Deposit Payable | 0.00 |
| Nevada Department of Taxation Payable | -49.23 |
| Payroll Liabilities:CA PIT / SDI | 239.85 |
| Payroll Liabilities:Federal Taxes (941/944) | 0.00 |
| Payroll Liabilities:Federal Unemployment (940) | -32.30 |
| Payroll Liabilities:NV Unemployment Tax | 23.76 |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | **-54,658.98** |
| **Net cash provided by operating activities** | **$ -63,634.38** |
| FINANCING ACTIVITIES | |
| SBA Loan (UMW) | -1,105.25 |
| **Net cash provided by financing activities** | **$ -1,105.25** |
| NET CASH INCREASE FOR PERIOD | $ -64,739.63 |
| Cash at beginning of period | 125,808.53 |
| CASH AT END OF PERIOD | $61,068.90 |